08032156

SEC Mail
Mail Processing
Section

MAY 29 2008

Washington, DC
106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-8035830C

8-46964

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/07 (MM/DD/YY) AND ENDING 03/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wall Street Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

255 Woodcliff Drive
(No. and Street)

Fairport (City) NY (State) 14450 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Victoria Bach-Fink (585) 267-8000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rotenberg & Co., LLP Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

1870 Winton Rd. South (Address), Rochester (City), NY (State) 14618 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 03 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Victoria Bach-Fink, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wall Street Financial Group, Inc., as of March 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Subscribed & sworn before me this 28th day of May, 2008.

Nancy Kay
Notary Public

[signature]
Signature

CEO/CFO
Title

NANCY B KAY
Notary Public - State of New York
NO. 01KA6168489
Qualified in Monroe County
My Commission Expires 6/11/11

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

FINANCIAL REPORTS
AT
MARCH 31, 2008

ROTENBERG & CO. LLP
Certified Public Accountants

585.295.2400 • 585.295.2150 (fax)

1870 Winton Road South • Rochester, NY 14618 • www.rotenbergllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Wall Street Financial Group, Inc.
255 Woodcliff Drive
Fairport, New York 14450

We have audited the accompanying balance sheet of Wall Street Financial Group, Inc., as of March 31, 2008, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wall Street Financial Group, Inc. as of March 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules on pages 12 - 13 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rotenberg & Co., LLP

Rochester, New York
May 27, 2008

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

BALANCE SHEET

March 31,	2008
ASSETS	
Current Assets	
Cash and Cash Equivalents	$ 401,734
Commission Accounts	334,523
Commissions Receivable	524,906
Total Current Assets	1,261,163
Property and Equipment - Net of Accumulated Depreciation	64,474
Total Assets	$ 1,325,637
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current Liabilities	
Accrued Commissions and Expenses	$ 866,518
Stockholder's Equity	
Common Stock - No Par; 200 Shares Authorized, 110 Shares Issued and Outstanding	16,000
Capital in Excess of Par	193,692
Retained Earnings	249,427
Total Stockholder's Equity	459,119
Total Liabilities and Stockholder's Equity	$ 1,325,637

The accompanying notes are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Number of Shares	Common Stock	Capital In Excess of Par	Retained Earnings	Total Stockholder's Equity
Balance - April 1, 2007	**110**	**$ 16,000**	**$ 193,692**	**$ 225,311**	**$ 435,003**
Stockholder Distributions	—	—	—	(20,000)	(20,000)
Net Income	—	—	—	44,116	44,116
Balance - March 31, 2008	**110**	**16,000**	**193,692**	**249,427**	**459,119**

The accompanying notes are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

STATEMENT OF INCOME

Year Ended March 31,	2008
Revenues	
Commissions	$ 21,130,234
Licensing Fees	64,625
Interest Income and Other Revenue	877,007
Total Revenues	22,071,866
Expenses	
Commission Expense	18,700,291
Employee Compensation and Benefits	1,762,857
Regulatory Fees, Legal and Accounting, and Other Related Expenses	768,902
Other Expenses	791,575
Total Expenses	22,023,625
Income Before Provision for Taxes	48,241
Provision for Income Taxes	4,125
Net Income	$ 44,116
Net Income Per Share (Based Upon 110 Common Shares Outstanding)	401.05

The accompanying notes are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

STATEMENT OF CASH FLOWS

Year Ended March 31,	2008
Cash Flows from Operating Activities	
Net Income	$ 44,116
Adjustments:	
Bad Debts	5,165
Depreciation	17,563
Changes:	
Accounts Receivable	252,141
Accrued Commissions and Expenses	(212,703)
Net Cash Flows from Operating Activities	106,282
Cash Flows from Investing Activities	
Capital Expenditures on Fixed Assets	(21,702)
Cash Flows from Financing Activities	
Stockholder Distributions	(20,000)
Net Change in Cash and Cash Equivalents	64,580
Cash and Cash Equivalents - Beginning of Year	671,677
Cash and Cash Equivalents - End of Year	$ 736,257
Cash Paid During the Year for:	
Income Taxes	$ 7,740

The accompanying notes are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Year Ended March 31,		2008
Balance - Beginning of Year	$	—
Increases		—
Decreases		—
Balance - End of Year	$	—

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

Note A - Summary of Significant Accounting Policies

Nature of Business

Wall Street Financial Group, Inc. was incorporated in the State of New York on April 8, 1992. On April 1, 2007 the Company elected to become an S Corporation. The Company is a broker/dealer registered with the Securities Exchange Commission (SEC) and specializes in financial planning. The Company is a member of the National Association of Securities Dealers (NASD) and is registered to solicit business in all states. The Company is an "introducing broker" and earns commissions on the buying and selling of financial instruments. The Company's customers are throughout the United States.

Basis of Accounting

The Company reports on the accrual basis of accounting which recognizes income when earned and expenses when incurred. Financial statements are prepared in accordance with AICPA Industry Audit and Accounting Guide, *Brokers and Dealers in Securities.*

Cash and Cash Equivalents

Cash and cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. The Company maintains cash and cash equivalents at financial institutions which periodically may exceed federally insured amounts.

Commission Accounts

Commission accounts represent balances held in various brokerage accounts and are cash and cash equivalents.

Property, Equipment, and Depreciation

Property and equipment are stated at cost. When retired or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts and the net difference, less any amount realized from the disposition, is reflected in income.

Depreciation is provided for using straight-line and declining balance methods over the following estimated useful lives:

Furniture and Fixtures	5 - 10 Years
Office Equipment	5 - 7 Years

Commission Revenue and Expenses

The Company's fee for executing a trade is reported as commission revenue on a trade date basis. Commissions earned but not received are accrued on the trade date. Commission expense represents the portion of the trade paid to the registered representative and is accrued on the trade date but paid on the settlement date.

Income Taxes

In April, 2007, the Company elected to be treated as an "S" corporation for both Federal and New York State tax purposes, therefore, the Company does not provide for a provision for taxes. Profit, losses, and tax credits are reported on the stockholder's personal tax return.

- continued -

Note A - Summary of Significant Accounting Policies - continued

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results can differ from those estimates.

Note B - Property and Equipment

Property and equipment consisted of the following:

March 31,	2008
Furniture and Fixtures	$ 37,944
Office Equipment	107,227
	$ 145,171
Less: Accumulated Depreciation	80,697
Net Property and Equipment	$ 64,474

Depreciation expense for the year ended March 31, 2008 was $17,563.

Note C - Operating Leases

The Company leases office space at 255 Woodcliff Drive in Perinton, New York. The lease requires monthly payments of $7,720 plus taxes for a term of 70 months, expiring in 2009.

The future minimum lease payments for the years succeeding March 31, 2008 are as follows:

2009
$ 61,760

Rental Expense for the year ended March 31, 2008 was $84,530.

Note D - Net Capital

The Company is required to maintain a minimum net capital balance of $100,000 in accordance with the rules of the Securities and Exchange Commission. At March 31, 2008, the Company's excess net capital, computed in accordance with the rules, amounted to $236,907.

Note E - Retirement Plans

The Company sponsors a 401(k) profit sharing plan which covers all full time employees. Contributions to the profit sharing plan consist of a company matching contribution plus any additional contributions made at the discretion of the Company's board of directors. The matching provision requires the Company to match 50% of employee deferrals up to 6% of the employee's salary. Total contributions for the year ended March 31, 2008 amounted to $33,785.

NOTES TO FINANCIAL STATEMENTS

Note F - Management Review

The small number of administrative and clerical employees the Company's office creates a weak internal control condition. As a result, the audit and review of the records had to be extensive. As problem areas are uncovered, it is the responsibility of management to correct and monitor them.

Note G - Retained Earnings

On April 1, 2007 the Company elected to become an S Corporation. Retained earnings related to the C Corporation and S Corporation are $225,311 and $44,116, respectively.

ROTENBERG & CO. LLP
Certified Public Accountants
585.295.2400 • 585.295.2150 (fax)
1870 Winton Road South • Rochester, NY 14618 • www.rotenbergllp.com

REPORT ON INTERNAL CONTROLS

To the Board of Directors and Stockholders of
Wall Street Financial Group, Inc.
255 Woodcliff Drive
Fairport, New York 14450

In planning and performing our audit of the financial statements of Wall Street Financial Group, Inc. (the Company), as of and for the year ended March 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rotenberg & Co., LLP

Rochester, New York
May 27, 2008

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

STATEMENT OF NET CAPITAL COMPUTATION

For the Year Ended March 31,		2008
Total Assets	$	1,325,637
Less: Liabilities		(866,518)
Net Worth Before Deductions		459,119
Deductions and/or Charges to Net Worth:		
Total Non-Allowable Assets		119,247
Deferred Tax Provisions		—
Total Deductions and/or Charges to Net Worth		119,247
Net Capital Before Haircuts		339,872
Haircuts:		
Fidelity Bond Overage		2,025
2% NFSC - Money Market		935
2% NFSC - Money Market		4
2% NFSC - Money Market		1
Total Haircuts		2,965
Net Capital	$	336,907
Minimum Net Capital Required		
6-2/3% of Aggregate Indebtedness of $866,518	$	57,797
Required Minimum Net Capital	$	100,000
Excess Net Capital		
Net Capital, Per Above		336,907
Minimum Net Capital, Per Above		100,000
Excess Net Capital	$	236,907
Excess Based Upon 1000% of Aggregate Indebtedness		
($336,907 Less 10% of $866,518)	$	250,255
Computation of Aggregate Indebtedness		
Percentage of Aggregate Indebtedness to		
Net Capital $866,518 / $336,907		257%

The accompanying notes are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

RECONCILIATION OF COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 WITH THE CORRESPONDING COMPUTATION IN PART II OF THE UNAUDITED FORM X-17a5 FOR THE YEAR ENDED MARCH 31, 2008

Unaudited Capital Computation	$	336,907
Regulatory Fees, Legal and Accounting, and Other Related Expenses		—
Commission Expense		—
Audited Capital Computation	**$**	**336,907**

END

The accompanying notes are an integral part of these financial statements.